

Audited Financials Statements for the Years Ended December 31, 2021 and 2020

ATLIS Motor Vehicles, Inc.
A Delaware Corporation
ATLISmotorvehicles.com
IRS Employer Identification No. 81-4380534
(602) 309-5425



PragerMetis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Atlis Motor Vehicles, Inc.

Prager Metis CPAs LLP

2381 ROSECRANS AVENUE
SUITE 350
EL SEGUNDO, CA 90245

T 310.207.2220
F 310.207.0556

www.pragermetis.com

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Atlis Motor Vehicles, Inc. (the Company) as of December 31, 2021 and 2020, and the related statements of operations, stockholders' deficit, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the years in the two-year period ended December, 2021, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company elected to change its method of accounting for stock awards to its employees.

Going Concern

The accompanying consolidated financial statements were prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, as of December 31, 2021, the Company had recurring losses from operations and an accumulated deficit. These conditions, among others, raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as



evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Prager Metis CPAs LLP

We have served as the Company's auditor since 2020.

El Segundo, California

May 13, 2022

ATLIS Motor Vehicles, Inc.

Balance Sheet
December 31, 2021 and 2020

	2021	2020 [As Adjusted]
ASSETS		
Current Assets		
Cash	$3,146,134	$42,994
Prepaid Expenses	290,265	1,843
Other Receivables	342	3,280
TOTAL CURRENT ASSETS	3,436,741	48,117
Fixed Assets, Net	980,028	49,810
Intangibles , Net	11,074	-
Other Assets		
Security Deposits	90,222	87,678
Vendor Deposits	96,164	58,312
TOTAL OTHER ASSETS	186,386	145,990
TOTAL ASSETS	**$4,614,229**	**$243,917**

The accompanying notes are an integral part of these financial statements

		2021		2020 [As Adjusted]
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities				
Accounts Payable	$	65,902	$	122,787
Accrued Expenses		166,684		96,558
Payroll Tax Liabilities		56,728		613,326
Paycheck Protection Program Loan		397,309		92,931
Deferred Rent – Current Portion		22,412		12,006
TOTAL CURRENT LIABILITIES		709,035		937,608
Other Liabilities				
Deferred Rent		103,633		126,045
TOTAL LIABILITIES		812,668		1,063,653
Shareholders' Equity (Deficit)				
Class B stock, par value $0.0001; 1 authorized; 0 issued and outstanding as of December 31, 2021		-		-
Class C stock, par value $0.0001; 15,000 authorized; 5,000 issued and outstanding as of December 31, 2021		1		-
Class D stock, par value $0.0001; 41,925,572 authorized; 25,725,370 issued and outstanding as of December 31, 2021		2,573		-
Class A Common Stock, par value $0.0001; 54,307,968 authorized; 6,854,576 issued and outstanding as of December 31, 2021: 14,845,067 shares issued and outstanding as of December 31, 2020		684		1,485
Additional Paid-in Capital		151,733,673		13,378,066
Accumulated Deficit		(147,935,370)		(14,199,288)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	$	3,801,561	$	(819,737)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	4,614,229	$	243,916

The accompanying notes are an integral part of these financial statements

ATLIS Motor Vehicles, Inc.

Statement of Operations
For the Years Ended December 31, 2021 and 2020

	2021	2020 [As Adjusted]
Revenue	$ -	$ -
Operating Expense		
Employee Stock Based Compensation	123,245,040	7,304,600
Salaries and Employee Benefits	3,792,812	2,396,903
Legal and Professional	767,276	347,802
General and Administrative	576,753	150,025
Research and Development	1,655,365	574,483
Advertising	2,677,641	397,181
Payroll Taxes	420,439	147,511
Depreciation and Amortization	89,053	6,317
Rent	457,245	325,907
Total Operating Expenses	133,681,624	11,650,729
Loss from Operations	(133,681,624)	(11,650,729)
Other Expenses		
Interest Expense	-	291
Other Income (Expense)	54,458	13,192
Total Other Expenses	54,458	13,483
Net Loss	$(133,736,082)	$ (11,664,212)

The accompanying notes are an integral part of these financial statements

ATLIS Motor Vehicles, Inc.
Statement of Changes in Shareholders' Deficit
For the Years Ended December 31, 2021 and 2020

| | Common Stock | | | | | | Additional | Accumulated | |
| | Class A | | Class C | | Class D | | Paid-in | Deficit | Total |
	Number	Amount	Number	Amount	Number	Amount	Capital		
Balance December 31, 2019 (as previously reported)	14,183,208	$ 1,418					$ 7,155,345	$ (7,384,714)	$ (227,951)
Change in Accounting Policy (Note 1)							(4,654,000)	4,849,638	195,638
Balance December 31, 2019 (as adjusted)	14,183,208	$ 1,418	-	$ -	-	$ -	$ 2,501,345	$ (2,535,076)	$ (32,313)
Net Loss -2020								(11,664,212)	(11,664,212)
Shares issued for services	70,100	7					80,387		80,394
Common Stock issued	591,759	59	-	-	-	-	3,491,735		3,491,794
Stock based compensation							7,304,600		7,304,600
Balance - December 31, 2020	14,845,067	$ 1,484	-	$ -	-	$ -	$ 13,713,597	$ (14,199,288)	$ (819,738)
Net Loss 2021								(133,736,082)	(133,736,082)
Common Stock issued	1,977,009	197					14,924,196		14,924,393
Series D Stock issued					25,725,370	2,573	-		2,573
Shares issued for services and rent guarantees	32,500	3	5,000	1			186,371		186,375
Founder Class A shares relinquished	(10,000,000)	(1,000)							(1,000)
Stock based compensation expense: employees							122,676,612		122,676,612
Stock based compensation expense: non-employees							568,428		568,428
Balance - December 31, 2021	6,854,576	$ 684	5,000	$ 1	25,725,370	$ 2,573	$ 151,733,673	$(147,935,370)	$ 3,801,561

The accompanying notes are an integral part of these financial statements

ATLIS Motor Vehicles, Inc.
Statement of Cash Flows
For the Years Ended December 31, 2021 and 2020

	2021	2020 [As Adjusted]
Cash Flows From Operating Activities		
Net Loss	$ (133,736,082)	$ (11,664,212)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and Amortization Expense	89,053	6,317
Stock based compensation	123,245,040	7,304,600
Shares issued for services	186,375	80,394
Forgiveness of Paycheck Protection Program Loan	(92,931)	-
Change in accounting policy impact	-	(195,638)
Write-off of Shareholder Receivable for services	-	(1,000)
Changes in operating assets and liabilities		
Change in Prepaid Expenses	(288,422)	(1,843)
Change in Other Receivables	2,938	(2,280)
Change in Accounts Payable	(56,885)	122,788
Change in Accrued Expenses	70,126	94,552
Change in Payroll Liabilities	(554,830)	779,485
Change in Deferred Rent	(12,007)	138,051
Net Cash Flows Used In Operating Activities	(11,147,625)	(3,338,786)
Cash From Investing Activities		
Purchase of Fixed Assets	(1,018,788)	(43,739)
Intangibles - Patent	(11,555)	-
Purchase of Security Deposits	(2,544)	(87,677)
Purchase of Vendor Deposits	(37,852)	(58,314)
Net Cash Flows Used In Investing Activities	(1,070,739)	(189,730)
Cash From Financing Activities		
Proceeds from Paycheck Protection Program Loan	397,309	92,931
Proceeds from Stock Issuance	14,924,196	3,491,734
Repayment of Loans Payable	-	(18,220)
Net Cash Flows From Financing Activities	15,321,505	3,566,445
Net Increase in Cash	3,103,141	37,931
Cash at Beginning of the Period	42,993	5,064
Cash at the End of Period	$ 3,146,134	$ 42,993
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for:		
Interest	$ -	$ 291
Income Taxes	$ 800	$ 12,633

The accompanying notes are an integral part of these financial statements

Note 1 – Organization and Basis of Presentation

Organization

ATLIS Motor Vehicles Inc. ("the Company" or ATLIS), based in Arizona, was incorporated in 2016. ATLIS is a mobility technology company developing products that will power work. ATLIS is building an electric vehicle technology platform for heavy and light duty work trucks used in the agriculture, service, utility, and construction industries. To meet the towing and payload capabilities of legacy diesel-powered vehicles, ATLIS is developing proprietary battery technology and a modular system architecture capable of scaling to meet the specific needs of the all-electric vehicle.

Going Concern

The accompanying financial statements have been prepared on a going concern basis which implies the Company will continue to meet its obligations for the next 12 months as of the date these financial statements are issued.

The Company had an accumulated deficit of $147,935,370 as of December 31, 2021.   The Company also had a net loss of $133,736,082 for the year ended December 31, 2021.

On February 11, 2021, the Company received $397,309 in the form of a loan from the Paycheck Protection Program, (see Note 7). The Company also raised an additional $14,924,196 and $3,491,734 from the sale of common stock in 2021 and 2020, respectively. The Company continues to raise capital through stock sales and investment campaigns. The Company cannot provide any assurance that unforeseen circumstances that could occur at any time within the next twelve months or thereafter will not increase the need for the Company to raise additional capital on an immediate basis.

These matters, among others, raise substantial doubt about the ability of the Company to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. The Company's management is addressing this risk by pursuing all available options for funding which includes seeking private investments as well as potentially going public. Our success depends on achieving our strategic and financial objectives. ATLIS has spent the past few years developing technology that will electrify work. In 2021, we delivered on our commitment to build and prove out our superior battery technology and to successfully deliver the XT prototype. In 2022, we plan to become revenue generating and to secure sufficient funding to execute on our operational milestones. The company will continue to leverage Regulation A+ crowdfunding campaigns to fund operations until significant capitalization occurs.

Change in Accounting Policy

The Company previously valued stock awards to employees based on a fair market value that was derived from recent arm's length transactions involving the sale of stock at the time shares were awarded. The Company changed its accounting policy during 2021 to value stock awards based on appraisal of fair market value that considered all available information material to the value of the Company, including the present value of anticipated future cash flows and other relevant factors such as a discount for lack of marketability ("appraisal method"). The same method was used to value awards in prior years. As a result, the company revised the previously recorded share-based compensation expenses based on the use of the appraisal method. Adjustments for previously issued financial statements for the year 2020 have been revised to present the new accounting policy of applying the appraisal method. The impact for the year 2019 was recorded as a prior period adjustment in the year of 2020.

| | December 31, 2020 | | |
Balance Sheet	As previously reported	Impact of change	As Adjusted
Payroll tax liabilities	$ 1,376,371	$ (763,045)	$ 613,326
Additional Paid-in Capital	29,769,072	(16,391,006)	13,378,066
Accumulated Deficit	(31,353,337)	17,154,049	(14,199,288)

Statement of Operations	December 31, 2020		
	As previously reported	Impact of change	As Adjusted
Employee Stock Based Compensation	18,706,075	$ (11,401,475)	$ 7,304,600
Payroll Taxes	714,917	(567,406)	147,511
Legal and professional	683,332	(335,530)	347,802
Net Loss	(23,968,623)	12,304,411	(11,664,212)

COVID-19

We have experienced challenges to our business arising from the COVID-19 pandemic and related governmental directives, and we expect to continue facing these challenges for the foreseeable future. COVID-19 crisis has caused and may continue to cause disruptions to our supply chain, including our access to critical raw materials and components, many of which require substantial lead time, or cause a substantial increase in the price of those items. The impact of the COVID-19 pandemic continues to evolve and its ultimate duration, severity and disruption to our business, customers and supply chain, and the related financial impact to us, cannot be accurately forecasted at this time. Should such disruption continue for an extended period, the adverse effect on our business, results of operations, financial condition and/or cash flows could be more severe than previously anticipated.

Basis of Presentation

The Company's financial statements are prepared in conformity with U.S. generally accepted accounting principles (GAAP), which requires us to make estimates based on assumptions about current, and for some estimates, future economic and market conditions which affect reported amounts and related disclosures in our financial statements. Although our estimates contemplate current and expected future conditions, it is reasonably possible that actual conditions could differ from our expectations, which could materially affect our results of operations, our financial position and cash flows.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of expenses during the reporting period. The Company's most significant estimates and judgments involve valuation of the Company's stock-based compensation, including the fair value of common stock. Management bases its estimates on historical experience and on other assumptions believed to be reasonable. Actual results may differ from those estimates.

Concentration of Credit Risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents.

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents. During the year ended December 31, 2021 and 2020, the Company did not have any cash equivalent balances

The Company's cash accounts are held at a high-credit-quality financial institution and are insured by the Federal Deposit Insurance Corporation, or the FDIC, up to $250,000. From time-to-time, the Company's bank balances exceed the FDIC insurance limit. To reduce its risk associated with the failure of such financial institutions, the Company periodically evaluates the credit quality of the financial institution in which it holds deposits.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification, or ASC 606, the core principle of which is that an entity should recognize revenue to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. The Company performs the following five-step analysis: (i) identification of contract with customer; (ii) determination of performance obligations; (iii) measurement of the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company's is not currently in production and therefore does not have any revenue as of December 31, 2021 and 2020.

Fair Value of Financial Instruments

The Company accounts for assets and liabilities measured at fair value on a recurring basis in accordance with ASC Topic 820, Fair Value Measurements and Disclosures, or ASC 820. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:   Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2:   Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:   Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

Additional Disclosures Regarding Fair Value Measurements

The carrying value of cash, accounts payable, and accrued expenses approximate their fair value due to the short-term maturity of these items.

Advertising

The Company uses media networks, including, but not limited to online and social media platforms to build excitement and awareness for the product and brand. In addition, advertising is a primary driver for our Regulation A funding campaigns. Advertising costs for years ended December 31, 2021 and 2020 were $2,677,641 and $397,181 respectively.

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC Topic 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized, but no less than quarterly.

Property and Equipment

Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives of five years. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. The Company has a capitalization policy of $2,500. All individual asset purchases over $2,500 are capitalized.

Long-Lived Assets

In accordance with ASC 360-10, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Research and Development Expenses

Research and development costs are charged to operations when incurred and are included in the operating expenses. The amounts for the years ending December 31, 2021 and 2020 are $1,655,365 and $574,483 respectively.

Common Stock

The total number of shares of stock which the Company shall have authority to issue is 96,248,541 shares of Common Stock at $0.0001 par value per share.

The Company is authorized to issue: 54,307,968 shares of Class A Common Stock, one share of Class B Common Stock, 15,000 shares of Class C Common Stock and 41,925,572 shares of Class D Stock.

The Class A Common Stock entitles its holders to one vote per share on matters submitted for stockholder action. As of the date of this Notice, there are 6,854,576 shares of Class A Common Stock outstanding and 46,123,737 options for shares of Class A Common Stock.

The Class B Common Stock is nonvoting stock. The share of Class B Common Stock authorized for issuance is not issued and outstanding.

The Class C Common Stock entitles its holder to one vote per share on matters submitted for stockholder action. The holder of a majority of the Class C Common Stock is entitled to elect a director to the Board. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Class C Common Stock are entitled to receive a per share cash amount equal to $8.24 before any payment is made to the holders of other classes of capital stock. Upon a sale or transfer of Class C Common Stock, the sold or transferred shares shall be converted into an identical number of shares of Class A Common Stock.

In 2021, the Company issued Class D shares of Common Stock. The Class D Stock entitles its holders to 10 votes per share on matters submitted for stockholder action. The shares of Class D Stock are not entitled to receive any dividends or any distribution on a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. Class D shares are not convertible, are deemed to have no economic value, and upon a holder's cessation of service to the Company, such holder shall, on the one-year anniversary of such cessation, surrender to the Company for no consideration all shares of Class D Stock owned by such holder.

The breakdown of common stock outstanding by class is as follows:

	Voting rights	Shares outstanding as of December 31,	
		2021	2020
Class A	1 vote per share	6,854,576	14,845,067
Class C	No vote	5,000	-
Class D	10 votes per share	25,725,370	-
		32,584,946	14,845,067

Share-Based Compensation – Stock Options

The Company accounts for stock-based compensation in accordance with ASC Topic 718 (ASC 718), Compensation-Stock Compensation. Under the fair value recognition provisions, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is considered to be the vesting period if service period is not defined.

On Aug 24, 2021, the Company modified its share-based employee compensation to options-based compensation. In order to ensure consistency across all current and former employees, the Company offered all current and former employees with existing stock grants the option to relinquish their ATLIS shares for ATLIS options at an average ratio of 6.64 options for every share relinquished. This expense was determined by applying the Black-Scholes model on the third-party appraisal value of the underlying share price for each stock as of August 24, 2021.

Common Stock Awards – Non Employees

The Company granted common stock awards to non-employees in exchange for services provided. We determine the fair value of the stock-based compensation awards granted to non-employees as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. If the fair value of the equity instruments issued is used, it is measured using the stock price and other measurement assumptions as of the earlier of either of (i) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or (ii) the date at which the counterparty's performance is complete. The share-based payments related to common stock awards for the settlement of services provided by non-employees is recorded on the statement of operations in the same manner and charged to the same account as if such settlements had been made in cash. The Company granted non-employees 32,500 shares of common stock at an appraisal value of $186,370 during 2021 and 70,100 shares of common stock at an appraisal value of $80,387 during 2020.

Recent Accounting Pronouncements

In December 2019, the FASB issued Accounting Standards Update, or ASU, 2019-12, *Simplifying the Accounting for Income Taxes* which amends ASC 740 *Income Taxes*, or ASC 740. This update is intended to simplify accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and amending existing guidance to improve consistent application of ASC 740. This update is effective for fiscal years beginning after December 15, 2021. The guidance in this update has various elements, some of which are applied on a prospective basis and others on a retrospective basis with earlier application permitted. The Company is currently evaluating the effect of this ASU on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This guidance will be effective for fiscal years beginning after December 15, 2021 including the interim periods within those fiscal years. Under these provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. All other leases will fall into one of two categories: (i) Financing leases, similar to capital leases, which will require the recognition of an asset and liability, measured at the present value of the lease payments and (ii) Operating leases which will require the recognition of an asset and liability measured at the present value of the lease payments. The Company will adopt this standard on January 1, 2022 and recognize assets and liabilities arising from any leases that meet the requirements under this standard on the adoption date and included qualitative and quantitative disclosures in the Company's notes to the consolidated financial statements.

Note 3 – Property and Equipment

Assets

	December 31, 2021	December 31, 2020
Office Equipment	$ 28,414	$ 28,414
Furniture and Fixtures	35,553	-
Leasehold Improvements	129,860	-
Tools and Plant Equipment	829,899	35,972
Vehicles	59,449	-
	$ 1,083,175	$ 64,386
Accumulated Depreciation	103,147	14,576
Net Fixed Assets	$ 980,028	$ 49,810

ATLIS recorded depreciation and amortization expense related to property and equipment in the amount of $89,053 in 2021 and $6,317 in 2020.

In accordance with ASC 360-10, the Company evaluated its long-lived assets for potential impairment. We determined that a potential triggering event occurred due to ongoing losses. The company also determined the asset group has not experienced an impairment given that the assets were recently purchased and the estimated useful life of these assets was not impacted.

Note 4 – Intangible Assets

Assets

	December 31, 2021	December 31, 2020
Patents	$ 11,555	$ -
Accumulated Amortization	$ 481	$ -
Net Intangible Assets	$ 11,074	$ -

ATLIS recorded amortization expense related to the issuance of a patent number 11.069.945 on July 20, 2021. Amortization of patents is over ten-year period. The amortization amount for 2021 was $481. Patent expense for patents in process are recorded to Prepaid Assets.

Note 5 – Related Party Transactions

ATLIS follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. We evaluated our transactions and did not identify any significant related party transactions as of December 31, 2021 and 2020. The note payable to Mark Hanchett at December 31, 2019 was repaid in full on January 15, 2020.

Note 6 – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recorded the valuation allowance due to the uncertainty of future realization of federal and state net operating loss carryforwards.

The deferred income tax assets are comprised of the following as of December 31, 2021 and 2020:

		2021		2020
Deferred income tax assets:	$	34,912,200	$	5,638,610
Valuation allowance		(34,912,200)		(5,638,610)
Net total	$	-	$	-

At December 31, 2021, the Company had net operating loss carryforwards of approximately $148,000,000 and net operating loss carryforwards through 2037. The current year's net operating loss will carryforward indefinitely.

In December 2017, the U.S. Tax Cuts and Jobs Act of 2017 ("Tax Act") was enacted into law which significantly revises the Internal Revenue Code of 1986, as amended. The newly enacted federal income tax law, among other things, contains significant changes to corporate taxation, including a flat corporate tax rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted taxable income, limitation of the deduction for newly generated net operating losses to 80% of current year taxable income and elimination of net operating loss ("NOL") carrybacks, future taxation of certain classes of offshore earnings regardless of whether they are repatriated, immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits beginning in 2018.

The current income tax benefit of approximately $34,912,200 was generated for the year ended December 31, 2021 was offset by an equal increase in the valuation allowance. The valuation allowance was increased due to uncertainties as to the Company's ability to generate sufficient taxable income to utilize the net operating loss carryforwards which is the only significant component of deferred taxes.

Reconciliation between the statutory rate and the effective tax rate is as follows as of December 31, 2021 and 2020:

	2021	2020
Effective Tax Rate Reconciliation:		
Federal statutory tax rate	21%	21%
State taxes, net of federal benefit	0%	0%
Change in valuation allowance	(21%)	(21%)
Effective Tax Rate	0%	0%

The Company recognizes interest and penalties related to uncertain tax positions in general and administrative expense. As of December 31, 2021 and 2020 the Company has no unrecognized uncertain tax positions, including interest and penalties.

The Company's federal income tax returns for tax years ended December 31, 2018 and beyond remain subject to examination by the Internal Revenue Service. The returns for Arizona, the Company's most significant state tax jurisdiction, remain subject to examination by the Arizona Department of Revenue for tax years ended December 31, 2017 and beyond.

Note 7 – Paycheck Protection Program Loan

On February 11, 2021, ATLIS was granted a loan from Washington Federal Bank, in the aggregate amount of $397,309, pursuant to the Paycheck Protection Program ("PPP"). The was granted under the provisions of the second offering of PPP loans by the Small Business Association. The loan, which was in the form of a Note dated February 11, 2021, issued to ATLIS, matures February 11, 2026 and bears interest at a rate of 1.0% annually. The Note may be prepaid by the Borrower at any time prior to the maturity with no prepayment penalties. Funds from the loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities and interest on other debit obligations incurred before February 15, 2020. ATLIS has used the entire loan amount for qualifying expenses. Subsequently, this PPP note was fully forgiven on April 13, 2022

On April 30, 2020, ATLIS was granted a loan from Washington Federal Bank, in the aggregate amount of $92,931, pursuant to the Paycheck Protection Program ("PPP") under Division A, Title 1 of the CARES Act, which was enacted March 27, 2020. This PPP note was fully forgiven on July 12, 2021.

Note 8 – Commitments and Contingencies

Lease Obligations and Deferred Rent

ATLIS entered into a lease agreement on February 12, 2020 with Majestic Mesa Partners to lease the building located at 1828 North Higley Road in Mesa, Arizona. The Lease term is five years and three months, commencing on April 1, 2020. The lease has graduated payments resulting in Deferred Rent being recorded in the financial statements. The lease terms are as follows:

Lease Term	Base Rent per Month
Lease Months 1 through 7	$14,133.24
Lease Months 8 through 12	$28,266.48
Lease Months 13 through 24	$29,114.47
Lease Months 25 through 36	$29,987.91
Lease Months 37 through 48	$30,887.55
Lease Months 49 through 60	$31,814.17
Lease Months 61 through 63	$32,768.60

The Company paid $84,799 to Majestic Mesa as a security deposit on the lease of the property.

Legal Proceedings

We are not currently subject to any material legal proceedings, nor, to our knowledge, are any material legal proceeding threatened against us. From time to time, we may be a party to certain legal or regulatory proceedings in the ordinary course of business. While the outcome of any such future legal or regulatory proceedings cannot be predicted with certainty, we do not expect that any such future proceedings will have a material effect upon our financial condition or results of operations.

Vendor Deposits

ATLIS paid $58,312 to Salt River Project (SRP), the Arizona utility company, as a refundable deposit for engineering services for implementation of additional electricity capacity to facilitate the development of Atlis 1.5MW AMV charging capabilities. The Company expects this construction project to begin in 2022.

In 2021, ATLIS paid deposits to vendors for new equipment purchases in the amount of $37,853 which was received in 2022.

Payroll Taxes Payable

The Company has payroll tax obligations of $56,729 and $613,326 as of December 31, 2021 and 2020. The Company has recorded a payroll tax liability and expense for the Employee Stock Awards granted in 2021 and 2020 in the amount of $49,860 and $567,406.   ATLIS is current on its 2021 payroll tax liability obligations and has a credit for overpayment of state income tax withholding to Arizona in the amount of $5,765.

	2021	2020
Federal Payroll Taxes – Excluding Employee Stock Awards	$ 12,489	$510,063
Federal Payroll Taxes – Employee Stock Awards	48,905	-
State Payroll Taxes	(4,665)	103,263
Total Payroll Taxes Payable	$ 56,729	$613,326

Contingencies

There are no contingencies recorded on the Company's balance sheet as of December 31, 2021 and as of December 31, 2020.

Note 9 – Stockholders' Equity (Deficit)

The Company accounts for stock-based compensation in accordance with ASC Topic 718 (ASC 718), Compensation-Stock Compensation. Under the fair value recognition provisions, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is considered to be the vesting period if service period is not defined

Prior to and up until 3Q 2021, the Company awarded employees grants in common stock as part of employee compensation, which typically vested over 4 years. Upon vesting, the company recorded employee stock compensation to additional paid-in-capital as the shares were vested but not issued. The share value was calculated based on the most recent funding event. Subsequently, the Company changed its accounting policy to value company shares based on appraisal of fair market value that considered all available information material to the value of the Company, including the present value of anticipated future cash flows and other relevant factors such as a discount for lack of marketability. The same method was applied retrospectively to value stock grant awards in prior years. As a result, the company revised the previously recorded share-based compensation expenses based on the use of the appraisal method.

On August 24, 2021, the Company offered employees the option to convert their vested stock grants into stock options at weighted average conversion ratio of approximately 6.64 options for every share grant. A condition of the conversion was the relinquishment of all prior awarded stock through the August 24, 2021 conversion date. Although not all, a majority of former and current employees at the time elected to convert their shares to options. The Company accounted for this transaction as a modification as per ASC 718, which resulted in the Company recording $114,579,500 of incremental compensation expense during Fiscal year 2021. The originally vested stock grants were unissued as of the modification date with the exception of 10,000,000 Class A shares held by Mark Hanchett, who subsequently relinquished these on August 24, 2021.

On August 24,2021, the Company issued 25,725,370 Class D stock to the CEO and the President.

Between August 24, 2021 and December 31, 2021, Atlis awarded 578,400 options to new employees, non-employees and to our Director of Board.

We use the *Black-Scholes* option-pricing method for valuing stock option awards. Calculating the fair value of stock option awards requires the input of subjective assumptions. Other reasonable assumptions could provide differing results. The fair value of stock options at the grant date was determined using the following assumptions as of December 31, 2021.

	Fiscal Year Ended
Black-Scholes Valuation Assumptions	**December 31, 2021**
Expected average life (in years)	7.0
Expected volatility	73.56%
Risk-free interest rates	0.06%
Expected dividend yield	0%

Compensation expense was determined by applying the Black-Scholes model on the appraised value of the underlying share price for each stock on the grant date.

STOCK-BASED COMPENSATION ACTIVITY

	Options			RSUs*	
	Shares	Weighted average exercise price	Weighted average contractual term (in years)	Shares	Weighted average grant date fair value
Outstanding at January 1, 2021	-	$ -		3,723,841	$2.79
Granted	45,614,206	7.00	7	2,365,388	3.25
Exercised	-	-		-	-
Modified to Options				5,209,672	7.00
Forfeited	467,137	7.00		-	-
Expired	-	-		-	-
Outstanding at December 31, 2021	45,417,069	$ 7.00	7	1,344,657	-
Exercisable at December 31, 2021	27,375,248	$ 7.00	6.33 **	-	-

* Class D stock are not included as they have no economic value

** Weighted average contractual term for exercisable stock is the remaining life of the contract term

Note 10 – Subsequent Events

The Company received cash inflows from the stock sales via campaigns and private investors. The current stock campaign via crowd funding is through Fund America. The Company has raised $6,657,066 from January 1, 2022 through May 12,2022 and has issued 492,386 shares of common stock during this period.

Management has evaluated events subsequent to the balance sheet date through May 13, 2022, the date in which the financial statements were available to be issued. It has concluded that there are no additional effects that provide additional evidence about conditions that existed at the balance sheet date that would require recognition in the financial statements or related note disclosures in accordance with FASB ASC 855 Subsequent Events.